FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2025

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated June 3, 2025, announcing that Gilat Signs a $40 Million Contract for Virtualized SkyEdge IV Platform.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated June 3, 2025	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Signs a $40 Million Contract for Virtualized
SkyEdge IV Platform

Cloud architecture and 5G-NTN future readiness included in this platform define the next phase of Gilat’s ground segment innovation

Petah Tikva, Israel, June 3, 2025 — Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that it has received a $40 million contract for its virtualized SkyEdge IV platform, expected to be delivered over the next 24 months. Designed with a cloud-native architecture and ready for future 5G-NTN (Non-Terrestrial Network) standards, the platform marks a major step forward in the transformation of satellite ground networks, enabling satellite operators and service providers to meet the evolving demands of modern connectivity.

This milestone award demonstrates the successful evolution strategy of Gilat’s SkyEdge IV platform, now virtualized over cloud infrastructure and utilizing the DIFI digital interface open standard. The multi-service, fully virtualized SkyEdge IV software platform delivers unprecedented adaptability, scalability, and efficiency, enabling satellite operators to deploy the platform on standard cloud-based infrustructure and thereby accelerate the delivery of multi-orbit next-generation services.

This deployment also marks a significant step in the SkyEdge IV evolution plan for 5G NTN, further solidifying Gilat’s move towards ground segment digital transformation. This evolution promises standard ubiquitous connectivity across terrestrial and non-terrestrial networks, a multi-vendor open ecosystem for the satcom industry, and new revenue streams from new use cases.

“We are excited to support new software-defined satellites, delivering a virtualized next-generation ground segment architecture”, said Ron Levin, President Commercial Division at Gilat. “This puts Gilat on an accelerated R&D development path and rapid evolution toward a 5G-NTN standard platform and introduction of new services”.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications.  We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly owned subsidiaries—Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu—we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a cloud-based platform and modems; high-performance satellite terminals; advanced Satellite On-the-Move (SOTM) antennas and ESAs; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications including government and defense, IFC and mobility, broadband access, cellular backhaul, enterprise, aerospace, broadcast, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: http://www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the hostilities between Israel and Hamas. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Product and Marketing Officer
hagayk@gilat.com

Alliance Advisors:

GilatIR@allianceadvisors.com
Phone: +1 212 838 3777